Exhibit 99.2

PROMISSORY NOTE

BY ACCEPTING THIS OBLIGATION, THE LENDER REPRESENTS AND WARRANTS THAT IT IS NOT A UNITED STATES PERSON (OTHER THAN AN EXEMPT RECIPIENT DESCRIBED IN SECTION 6049(b)(4) OF THE INTERNAL REVENUE CODE AND THE REGULATIONS THEREUNDER) AND THAT IT IS NOT ACTING FOR OR ON BEHALF OF A UNITED STATES PERSON (OTHER THAN AN EXEMPT RECIPIENT DESCRIBED IN SECTION 6049(b)(4) OF THE INTERNAL REVENUE CODE AND THE REGULATIONS THEREUNDER).

US$31,600,000.00

Issuance Date: July 25, 2025

FOR VALUE RECEIVED, Color Star Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Borrower”), hereby unconditionally promises to pay to the order of BTC KZ, a company organized under the laws of Kazakhstan (the “Lender”), the principal amount of THIRTY-ONE MILLION SIX HUNDRED THOUSAND UNITED STATES DOLLARS (US$31,600,000.00), together with interest thereon as provided herein.

1.	Interest Rate. The outstanding principal balance shall bear interest at a rate of five percent (5.00%) per annum, calculated on the basis of a 360-day year for the actual number of days elapsed.

2.	Repayment Schedule. The Borrower shall repay the Loan in equal quarterly installments of US$2,850,000, commencing on September 30, 2025, and continuing on the last business day of each calendar quarter thereafter until the Maturity Date (as defined below).

3.	Maturity Date. The entire outstanding principal and all accrued but unpaid interest shall be due and payable on July 24, 2028 (the “Maturity Date”).

4.	Mandatory Prepayment. The Borrower shall make a mandatory prepayment of not less than fifty percent (50%) of the net cash proceeds received from any public or private offering of its equity securities, such prepayment to be made within ten (10) business days of receipt of such proceeds.

5.	Optional Prepayment. The Borrower may prepay this Note in whole or in part at any time without penalty or premium.

6.	Default. If the Borrower fails to make any payment due under this Note or becomes subject to any bankruptcy, insolvency, or similar proceeding, the Lender may declare the entire unpaid principal amount and any accrued interest immediately due and payable.

7.	Security. This Note is secured by a first-priority security interest in certain cryptocurrency mining equipment pursuant to the terms of that certain Secured Term Loan Agreement dated as of the date hereof between the Borrower and the Lender (the “Loan Agreement”).

8.	Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles.

9.	Waivers. The Borrower waives presentment, demand, protest, and notice of dishonor and all other notices or demands in connection with the delivery, acceptance, performance, default, or enforcement of this Note.

10.	Amendments. No term or provision of this Note may be amended, waived, or modified without the written consent of the Lender.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower has executed this Promissory Note as of the date first above written.

Color Star Technology Co., Ltd.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	CEO

Acknowledged and Accepted:

BTC KZ

By:	/s/ James Chen
Name:	James Chen
Title:	Shareholder